Points Wins Contactless & Mobile Award for Points Loyalty Wallet

Points Loyalty Wallet recognized as the smartest, most consumer-friendly and easy-to-use mobile wallet implementation at Contactless & Mobile Awards

TORONTO, April 27, 2016 – Global leader in loyalty currency management Points (TSX:PTS) (Nasdaq:PCOM) announced today that its Points Loyalty Wallet platform has been awarded a 2016 Contactless & Mobile Award in the Mobile Wallet category. Judged based on security, privacy, stability and convenience, Points Loyalty Wallet connects users with their loyalty programs, increasing the utility of their points and miles by transforming them into fully transactionable currencies for everyday use.

Complementing and accelerating the use of mobile wallet technology by working alongside existing mobile wallets and loyalty programs, the Points Loyalty Wallet offers a quick-to-market solution that allows users to track and manage loyalty balances and exchange loyalty currency from one program to another.

“We’ve long understood the power of loyalty and that it’s an important driver of mobile wallet adoption and the technology’s long-term success,” said Christopher Barnard, President of Points. “And with the Points Loyalty Wallet, we’re not only bringing value to consumers, but developing new ways for mobile wallet developers and loyalty programs to engage with new and existing members, while driving incremental revenue from loyalty transactions.”

Powered by Points’ Loyalty Commerce Platform, the Points Loyalty Wallet is a set of platform capabilities accessible via hosted solution or APIs that allow loyalty programs, merchants and other product partners to embed balance tracking and loyalty commerce transactions into their product offerings whether on the web or in an app. It enables access to an industry-sanctioned global Loyalty Commerce Network that facilitates the ability to distribute loyalty currencies that users already know and love.

Points continues to create and innovate to bring products and platforms to life for its network of partners, connecting and growing the loyalty industry across all relevant verticals. To learn more about Points, visit www.points.com.

The Contactless and Mobile Awards (CMA) is an annual awards ceremony that recognizes projects, organizations, and other initiatives that are contributing to the advancement of NFC technology. For more information on the Contactless and Mobile Awards, visit www.contactlessintelligence.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 8th largest Canadian software company and the 27th largest Canadian technology company by the 2016 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474